Exhibit 99.1

ASUR Reports 4Q22 Financial Results

Total passenger traffic in 4Q22 increased 25.8% compared to 4Q19 and 18.0% YoY

Mexico City, February 23, 2023 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and twelve-month periods ended December 31, 2022.

4Q22 Highlights1

•	Total passenger traffic increased 18.0% year over year (YoY) and 25.8% compared to 4Q19. By country of operations, 4Q22 passenger traffic showed the following increases compared to 4Q19 levels:
•	Mexico: up 25.9%, with domestic and international traffic levels increasing 23.5% and 28.5%, respectively
•	Puerto Rico (Aerostar): up 9.3%, with domestic traffic increasing by 10.4%, and international traffic declining 0.8%

•      Colombia (Airplan): up 37.4%, with domestic and international passengers increasing by 32.0% and 69.1%, respectively.

•      Revenues increased 7.1% YoY to Ps.7,273.6 million and by 60.0% compared to 4Q19. Excluding construction revenues, revenues increased 23.4% YoY and 53.7% against 4Q19

•      Consolidated commercial revenues per passenger of Ps.111.6

•      Consolidated EBITDA increased 34.8% YoY to Ps.4,427.1 million and 81.7% compared to 4Q19

•      Adjusted EBITDA Margin (excluding the effect of IFRIC 12) increased to 75.3%, from 69.0% in 4Q21 and 63.7% in 4Q19

•      Cash & cash equivalents of Ps.13,175.0 million at quarter-end and Net Debt-to-LTM EBITDA at 0.1x

	Table 1: Financial & Operational Highlights [1]
		Fourth Quarter		% Chg
		2021	2022
	Financial Highlights
	Total Revenue	6,789,564	7,273,564	7.1
	Mexico	5,259,753	5,503,745	4.6
	San Juan	976,903	1,094,690	12.1
	Colombia	552,908	675,129	22.1
	Commercial Revenues per PAX	115.8	111.6	(3.7)
	Mexico	140.7	136.7	(2.9)
	San Juan	142.0	146.5	3.1
	Colombia	38.6	34.9	(9.6)
	EBITDA	3,285,382	4,427,089	34.8
	Net Income	2,072,183	2,749,751	32.7
	Majority Net Income	2,013,123	2,561,220	27.2
	Earnings per Share (in pesos)	6.7104	8.5374	27.2
	Earnings per ADS (in US$)	3.4463	4.3846	27.2
	Capex	2,274,001	1,474,864	(35.1)
	Cash & Cash Equivalents	8,770,062	13,174,991	50.2
	Net Debt	5,009,485	2,029,770	(59.5)
	Net Debt/ LTM EBITDA	0.5	0.1	(74.2)
	Operational Highlights
	Passenger Traffic
4Q22 Earnings Call Date & Time: Friday, February 24, 2023 at 10:00 AM US ET; 9:00 AM CT Dial-in: 1-888-886-7786 (U.S. Toll-Free) 1-416-764-8658 (International) Access Code: 57577969 Replay: Friday, February 24, 2023 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, March 3, 2023. Dial in: 1-844-512-2921 (Toll-Free) 1-412-317-6671 (International). Access Code: 57577969	Mexico	8,805,278	10,552,042	19.8
	San Juan	2,508,835	2,595,997	3.5
	Colombia	3,609,731	4,457,929	23.5

[1] Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and twelve-month periods ended December 31, 2022, and the equivalent three- and twelve-month periods ended December 31, 2021. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.4715 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP248.4800 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 4Q22 Page 1 of 26

4Q22 Passenger Traffic

Total passenger traffic in 4Q22 increased 18.0% YoY to 17.6 million and 25.8% compared to 4Q19.

Traffic in Mexico increased 19.8% YoY to 10.5 million passengers in 4Q22. In addition, Mexico traffic increased 25.9% compared with 4Q19 levels, driven by increases of 23.5% and 28.5% in domestic and international traffic, respectively.

In Puerto Rico, passenger traffic increased 3.5% YoY to 2.6 million passengers. Traffic surpassed 4Q19 levels by 9.3%, with domestic traffic increasing 10.4%, partially offset by a 0.8% decline in international traffic.

Traffic in Colombia increased 23.5% YoY to 4.4 million passengers in 4Q22. Compared with 4Q19 levels, traffic increased 37.4%, with domestic and international traffic increasing 32.0% and 69.1%, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

Table 2: Passenger Traffic Summary
	Fourth Quarter			% Chg vs 21	% Chg vs 19	Twelve-Months			% Chg vs 21	% Chg vs 19
	2019	2021	2022			2019	2021	2022
Total Mexico	8,377,981	8,805,278	10,552,042	19.8	25.9	34,161,842	29,138,441	39,523,958	35.6	15.7
- Cancun	6,107,381	6,713,788	7,944,397	18.3	30.1	25,481,989	22,318,467	30,342,961	36.0	19.1
- 8 Others Airports	2,270,600	2,091,490	2,607,645	24.7	14.8	8,679,853	6,819,974	9,180,997	34.6	5.8
Domestic Traffic	4,316,622	4,380,602	5,331,517	21.7	23.5	16,683,996	15,057,198	18,700,737	24.2	12.1
- Cancun	2,276,863	2,538,943	3,029,172	19.3	33.0	8,980,397	9,081,354	10,705,897	17.9	19.2
- 8 Others Airports	2,039,759	1,841,659	2,302,345	25.0	12.9	7,703,599	5,975,844	7,994,840	33.8	3.8
International traffic	4,061,359	4,424,676	5,220,525	18.0	28.5	17,477,846	14,081,243	20,823,221	47.9	19.1
- Cancun	3,830,518	4,174,845	4,915,225	17.7	28.3	16,501,592	13,237,113	19,637,064	48.3	19.0
- 8 Others Airports	230,841	249,831	305,300	22.2	32.3	976,254	844,130	1,186,157	40.5	21.5
Total San Juan, Puerto Rico	2,376,073	2,508,835	2,595,997	3.5	9.3	9,448,253	9,684,227	10,310,990	6.5	9.1
Domestic Traffic	2,140,855	2,326,949	2,362,686	1.5	10.4	8,455,993	9,138,875	9,404,031	2.9	11.2
International traffic	235,218	181,886	233,311	28.3	(0.8)	992,260	545,352	906,959	66.3	(8.6)
Total Colombia	3,244,584	3,609,731	4,457,929	23.5	37.4	12,052,135	10,530,105	16,506,196	56.8	37.0
Domestic Traffic	2,773,813	3,072,462	3,661,752	19.2	32.0	10,231,479	8,984,220	13,718,590	52.7	34.1
International traffic	470,771	537,269	796,177	48.2	69.1	1,820,656	1,545,885	2,787,606	80.3	53.1
Total traffic	13,998,638	14,923,844	17,605,968	18.0	25.8	55,662,230	49,352,773	66,341,144	34.4	19.2
Domestic Traffic	9,231,290	9,780,013	11,355,955	16.1	23.0	35,371,468	33,180,293	41,823,358	26.0	18.2
International traffic	4,767,348	5,143,831	6,250,013	21.5	31.1	20,290,762	16,172,480	24,517,786	51.6	20.8
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: 2022 YoY Passenger Traffic Growth

Region	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	Total
Region	65.1%	99.8%	69.9%	56.8%	30.5%	20.0%	21.5%	32.7%	31.7%	24.1%	18.0%	18.1%	35.6%
Mexico	28.1%	42.4%	26.2%	29.3%	18.9%	12.3%	16.3%	32.9%	30.1%	24.9%	19.6%	20.8%	24.2%
Domestic Traffic	112.3%	177.0%	122.0%	89.4%	43.3%	27.3%	26.5%	32.5%	33.7%	23.2%	16.5%	15.7%	47.9%
International Traffic	40.5%	50.8%	22.1%	16.0%	5.3%	(5.8%)	(10.0%)	(3.2%)	(8.2%)	(2.9%)	4.0%	8.2%	6.5%
Puerto Rico	35.6%	44.5%	16.7%	11.1%	1.1%	(11.1%)	(14.3%)	(6.0%)	(10.0%)	(4.8%)	2.1%	6.1%	2.9%
Domestic Traffic	135.4%	236.3%	217.0%	156.2%	116.0%	85.8%	48.5%	34.8%	17.4%	21.5%	27.7%	34.3%	66.3%
International Traffic	110.8%	86.5%	81.1%	143.3%	121.6%	66.0%	51.3%	46.0%	33.5%	28.3%	23.0%	19.7%	56.8%
Colombia	104.6%	76.3%	74.0%	138.4%	128.0%	65.9%	47.9%	39.9%	29.6%	24.7%	18.5%	14.9%	52.7%
Domestic Traffic	153.6%	186.4%	140.1%	171.9%	95.2%	66.4%	69.2%	80.6%	56.8%	48.9%	49.1%	46.9%	80.3%
International Traffic	70.2%	86.8%	61.9%	61.4%	38.6%	23.1%	20.5%	28.4%	25.2%	20.6%	16.8%	16.8%	34.4%
Total	50.3%	52.6%	35.6%	45.0%	33.0%	17.9%	14.7%	23.9%	20.5%	18.1%	15.1%	15.4%	26.0%
Domestic Traffic	116.6%	179.2%	125.2%	97.1%	49.7%	33.0%	31.4%	37.4%	36.0%	26.1%	20.1%	19.4%	51.6%

ASUR 4Q22 Page 2 of 26

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2021	2022		2021	2022
Total Revenues	6,789,564	7,273,564	7.1	18,784,661	25,313,882	34.8
Aeronautical Services	2,880,509	3,708,485	28.7	9,408,599	14,072,517	49.6
Non-Aeronautical Services	1,883,295	2,172,375	15.3	6,229,896	8,548,671	37.2
Total Revenues Excluding Construction Revenues	4,763,804	5,880,860	23.4	15,638,495	22,621,188	44.7
Construction Revenues	2,025,760	1,392,704	(31.3)	3,146,166	2,692,694	(14.4)
Total Operating Costs & Expenses	4,000,118	3,679,168	(8.0)	10,126,987	10,961,965	8.2
Other Revenues	0	300,384	0.0	0	346,232	0.0
Operating Profit	2,789,446	3,894,780	39.6	8,657,674	14,698,149	69.8
Operating Margin	41.1%	53.55%	1246 bps	46.1%	58.1%	1197 bps
Adjusted Operating Margin [1]	58.6%	66.23%	767 bps	55.4%	65.0%	961 bps
EBITDA	3,285,382	4,427,089	34.8	10,306,319	16,211,018	57.3
EBITDA Margin	48.39%	60.87%	1248 bps	54.9%	64.0%	917 bps
Adjusted EBITDA Margin [2]	68.97%	75.28%	631 bps	65.9%	71.7%	576 bps
Net Income	2,072,183	2,749,751	32.7	6,397,528	10,645,924	66.4
Net Majority Income	2,013,123	2,561,220	27.2	5,983,747	9,986,548	66.9
Earnings per Share	6.7104	8.5374	27.2	19.9458	33.2885	66.9
Earnings per ADS in US$	3.4463	4.3846	27.2	10.2436	17.0960	66.9

Total Commercial Revenues per Passenger [3]	115.8	111.6	(3.7)	115.6	117.0	1.1
Commercial Revenues	1,744,053	1,992,214	14.2	5,756,581	7,854,689	36.4
Commercial Revenues from Direct Operations per Passenger [4]	19.3	19.5	1.0	20.3	21.3	4.8
Commercial Revenues Excluding Direct Operations per Passenger	96.6	92.1	(4.6)	95.4	95.7	0.4

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 4Q22 increased 7.1% YoY, or Ps.484.0 million, to Ps.7,273.5 million and 60.0%, or Ps.2,728.9 million when compared to 4Q19. This YoY revenue growth was mainly due to the following increases:

•

28.7% in revenues from aeronautical services to Ps.3,708.5 million. Mexico contributed Ps.2,693.5 million, while Puerto Rico and Colombia accounted for Ps.511.9 million and Ps.503.0 million, respectively; and

•

15.3% in revenues from non-aeronautical services to Ps.2,172.4 million. Mexico contributed Ps.1,627.1 million, while Puerto Rico and Colombia accounted for Ps.382.7 million and Ps. 162.6 million, respectively.

This increase was partially offset by a 31.3%, or Ps.633.0 million, YoY decline in construction services revenues in Mexico to Ps.1392.7 million.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 23.4% YoY, to Ps.5,880.9 million. Compared with 4Q19, revenues excluding construction services increased by 53.7%, driven by increases of 53.9% in revenues from non-aeronautical services and 53.6% in revenues from aeronautical services.

Excluding revenues from construction services, Mexico represented 73.5% of ASUR´s total revenues in 4Q22, while Puerto Rico and Colombia represented 15.1% and 11.4%, respectively.

Commercial Revenues in 4Q22 increased 14.2% YoY to Ps.1,992.2 million, mainly reflecting the 18.6% increase in passenger traffic. Compared with 4Q19, commercial revenues increased 53.2%. This increase was driven by higher commercial revenues across ASUR´s countries of operations: 16.4% to Ps.1,449.4 million in Mexico, 6.7% to Ps.380.3 million in Puerto Rico and 13.7% to Ps.162.5 million in Colombia.

Commercial Revenues per Passenger was Ps.111.6 in 4Q22, compared with Ps.115.8 in 4Q21 and Ps.92.3 in 4Q19.

ASUR 4Q22 Page 3 of 26

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, declined 8.0% YoY, or Ps.320.9 million, to Ps.3,679.2 million in 4Q22, and 44.0%, or Ps.1,123.9 million, when compared with 4Q19.

Excluding construction costs, operating costs and expenses increased 15.8% YoY, or Ps.312.1 million, and 24.5% compared with 4Q19. The YoY increase was driven by the following factors:

•

Mexico: increased 29.0%, or Ps.300.7 million, mainly reflecting higher costs in connection to personnel, technical assistance, energy, concession fees, security, and maintenance. Higher taxes and professional fees, together with higher cost of sales from directly operated stores also contributed to the increase.

•

Puerto Rico: declined 4.2%, or Ps.25.8 million, principally due to decline in the maintenance reserve and savings in water consumption. This decrease was partially offset by higher energy costs, maintenance, personnel expenses, professional fees, and provisions for uncollectible accounts.

•	Colombia: increased 11.5%, or Ps.37.1 million, mainly reflecting increased business activity in Colombia together with higher concession fee payments, maintenance costs and taxes.

Cost of Services increased 14.3% YoY, or Ps.143.1 million, principally reflecting increases in personnel costs, security, maintenance, energy, technical assistance and concession fees, as well as the cost of revenues from concession stores operated by ASUR. This was partially offset by lower maintenance provision in Puerto Rico.

Construction Costs declined 31.3% YoY, or Ps.633.0 million. This was mainly driven by a YoY decline of 38.8%, or Ps.749.8 million in Mexico, partially offset by increases of 120.2% or Ps.109.2 million in Puerto Rico, and by 376.2% or Ps.7.6 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 24.6% YoY.

Consolidated Technical Assistance increased by 33.4% YoY mainly reflecting an increase in EBITDA in Mexico during 4Q22.

Concession Fees increased 25.5% YoY, principally due to increases of 31.8% in Mexico, 18.1% in Colombia and 21.7% in Puerto Rico, mainly due to higher regulated revenues which is a factor in the calculation of the concession fee.

Depreciation and Amortization increased 7.5% YoY, or Ps.37.1 million, principally due to increases of 22.2%, or Ps.44.4 million in Mexico and 5.1%, or Ps.5.5 million in Colombia, partially offset by a decline of 6.9%, or Ps.12.9 million in Puerto Rico.

Other Operating Income reflects the recognition in 4Q22 of other revenues of Ps.300.4 million derived from a judgment ruled in favor of Aerostar in connection with its right to charge a fee for each gallon of aviation fuel that was dispatched at the airport during 2013 to 2021, in accordance with IFRS IAS 37 and USGAAP ASC-450-30-25-1.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,894.8 million in 4Q22 and an Operating Margin of 53.5%, up from Ps.2,789.4 million consolidated operating profit and a 41.1% margin in 4Q21, and a Ps.1,990.0 million consolidated operating profit and 43.8% margin in 3Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia and Puerto Rico was 66.2% in 4Q22 compared with 58.6% in 4Q21 and 52.0% in 4Q19. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA increased 34.6%, or Ps.1,141.7 million, to Ps.4,427.1 million in 4Q22 from Ps.3,285.4 million in 4Q21. Compared with 4Q19, EBITDA increased 81.7%. By country of operations, EBITDA increased YoY by 29.6% or Ps.736.8 million to Ps.3,229.0 million in Mexico, by 70.4%, or Ps.321.9 million, to Ps.778.9 million in Puerto Rico, and by 24.7%, or Ps.83.0 million, to Ps.419.26 million in Colombia. Consolidated EBITDA margin in 4Q22 was 60.9% up from 48.4% in 4Q21 and 53.6% in 4Q19.

ASUR 4Q22 Page 4 of 26

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 75.3% in 4Q22, compared to 69.0% in 4Q21, and 63.7% in 4Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2021	2022		2021	2022
Interest Income	66,826	187,118	180.0	202,146	450,261	122.7
Interest Expense	(223,977)	(311,205)	38.9	(842,386)	(855,518)	1.6
Foreign Exchange Gain (Loss), Net	1,121	(170,834)	n/a	108,601	(208,159)	n/a
Total	(156,030)	(294,921)	89.0	(531,639)	(613,416)	15.4

In 4Q22 ASUR reported a Ps.294.9 million Consolidated Comprehensive Financing Loss, compared to a Ps.156.0 million loss in 4Q21.

During 4Q22 ASUR reported a foreign exchange loss of Ps.170.8 million, resulting from the 2.0% quarterly average appreciation of the Mexican peso against the U.S. dollar (3.1% appreciation at quarter-end) during the period, together with a U.S. dollar net asset position. This compares to a Ps.1.1 million foreign exchange gain in 4Q21 resulting from the 0.9% quarterly average depreciation of the Mexican peso (0.5% appreciation at quarter-end) on a U.S. dollar net asset position.

Interest expense increased Ps.87.2 million, or 38.9% YoY, due to interest payments made under a loan obtained in October 2021 by the Cancun entity in Mexico, and under Aerostar’s senior notes issued in July 2022, in Puerto Rico, respectively.

Interest income increased Ps.120.3 million, or 180.0% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 4Q22 increased Ps.288.9 million YoY, principally due to the following variations:

•

A Ps. 269.7 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of the pandemic in 4Q21 and an increase in the applicable tax rate in Colombia to 35.0% from 31.0%.

•

A Ps.19.1 million decline in deferred income taxes. This mainly reflects a decrease in tax benefits in certain airports in México of Ps.15.6 million, partly offset by a Ps.3.7 million increase in deferred income taxes in Colombia resulting from the increase in the applicable tax rate to 35.0% from 31.0%.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.2,561.2 million in 4Q22, compared to Ps. 2,013.1 million in 4Q21 and Ps. 1,256.0 million in 4Q19. This resulted in earnings per common share in 4Q22 of Ps. 8.5374, or earnings per ADS of US$4.3846 (one ADS represents ten series B common shares). This compares to earnings per share of Ps. 6.7104, or earnings per ADS of US$3.4463 for the same period in the previous year, and with earnings per share of Ps.4.1867, or earnings per ADS of USS$2.1502 in 4Q19.

Net Income (Loss)

ASUR reported Net Income of Ps.2,749.7 million in 4Q22, increasing 32.7%, or Ps.677.7 million, from Ps.2,072.2 million in 4Q21. This compares with net income of Ps.1,300.5 million reported in 4Q19.

Consolidated Financial Position

Airport concessions represented 74.2% of ASUR’s total assets on December 31, 2022, with current assets representing 25.5% and other assets 0.3%.

ASUR 4Q22 Page 5 of 26

Cash and cash equivalents as of December 31, 2022, amounted to Ps.13,175.0 million, a 50.2% increase from Ps.8,770.1 million as of December 31, 2021. Mexico, Colombia and Puerto Rico contributed with Ps.9,573.0 million, Ps.1,267.5 million and Ps.2,334.5 million to the increase in cash and cash equivalents, respectively.

As of December 31, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,356.3 million, (ii) goodwill of Ps.930.2 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.535.6 million, and (iv) a minority interest of Ps.5,146.8 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2022: (i) the recognition of a net intangible asset of Ps.995.6 million, (ii) goodwill of Ps.1,527.5 million, (iii) deferred taxes of Ps.263.7 million, and (iv) a Ps.242.2 million recognition of bank loans at fair value.

Stockholders’ equity as of December 31, 2022, was Ps.49,015.6 million and total liabilities were Ps.21,903.9 million, representing 69.1% and 30.9% of ASUR’s total assets, respectively. Deferred liabilities represented 13.7% of ASUR’s total liabilities.

Total Debt at year-end increased 10.3% to Ps.15,204.8 million from Ps.13,779.5 million on December 31, 2021, mainly reflecting the issuance of Notes in Puerto Rico, partially offset by principal payments of Ps.650.0 million.

On December 31, 2022, 26.3% of ASUR’s Total Debt was denominated in Mexican pesos, 67.5% in U.S. Dollars (at Aerostar in Puerto Rico) and 6.2% in Colombian pesos.

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its $50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015 and extended it to mature in 2035. All long-term debt is collateralized by Aerostar’s assets.

LTM Net Debt-to-LTM EBITDA stood at 0.1x at the end of 4Q22, while the Interest Coverage Ratio was 12.6x. This compares with LTM Net Debt-to-LTM EBITDA of 0.5x and an Interest Coverage Ratio of 8.4x at December 31, 2021, respectively.

On October 20, 2022, Aerostar in Puerto Rico paid a total of Ps.408.9 million in dividends and reimbursed an investment of Ps.1,970.1 million, both to Cancun Airport. In addition, Aereostar paid Ps.272.6 million in dividends and reimbursed investments for a total of Ps.1,313.4 million to minority shareholder Avialance.

Table 6: Consolidated Debt Indicators
	December 31, 2021	September 30, 2022	December 31, 2022
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.3	1.1	0.9
Total Net Debt/ LTM EBITDA (Times) [2]	0.5	0.1	0.1
Interest Coverage Ratio [3]	8.4	10.7	12.6
Total Debt	13,779,547	16,098,094	15,204,761
Short-term Debt	578,144	1,682,322	1,869,996
Long-term Debt	13,201,403	14,415,772	13,334,765
Cash & Cash Equivalents	8,770,062	13,917,369	13,174,991
Total Net Debt [4]	5,009,485	2,180,725	2,029,770
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

ASUR 4Q22 Page 6 of 26

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Canun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of December 31, 2022	288.4	200.0	42.0	2,000.0	2,000.0	167,897.5
2022	-	-	-	-	-	-
2023	11.2	-	-	150.0	1,325.0	-
2024	12.4	-	-	200.0	675.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On November 30, 2022 Cancun Airport pre-paid Ps.650 million of the loan from Santander.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 4Q22 with a solid financial position, with cash and cash equivalents totaling Ps.13,175.0 million and Ps.15,204.8 million in Total Debt. A total of Ps.768.9 million in principal amount of outstanding debt payments is due in 1Q23 while ASUR made Ps.650.0 million in principal payments in 4Q22 in connection with its Mexican operations.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at December 31, 2022
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (Jan – Mar 2023)
Mexico	9,573,039	3,992,135	1,486,817	2,505,318	662,500
Puerto Rico	2,334,403	10,269,176	377,215	9,891,961	105,520
Colombia	1,267,549	943,450	5,964	937,486	0
Total	13,174,991	15,204,761	1,869,996	13,334,765	768,020

Table 9: Principal Debt Payments as of December 31, 2022
Figures in Thousands of Mexican Pesos
Region of Operation	2022	2023	2024	2025/2034
México		1,475,000	875,000	1,650,000
Puerto Rico [1]		218,975	241,209	5,972,879
Colombia [2]		0	0	675,698
Total		1,693,975	1,116,209	8,298,577

1 Figures in pesos converted at the exchange rate at the close of the quarter Ps.19.4715 = US$.1.00

2 Figures in pesos converted at the exchange rate at the close of the quarter of COP.248.48 = Ps.1.00

Note: Figures only reflects principal payments.

ASUR 4Q22 Page 7 of 26

Table 10: Debt Ratios at December 31, 2022
Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	12,234,892	425,400	28.8(1)	3.0
Puerto Rico [2]	1,150,887	685,314	1.7(2)	1.1
Colombia [3]	1,396,885	243,683	5.7(3)	1.2
Total	14,782,664	1,354,397	11.7

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.1 billion and LTM Debt Service was Ps.685.3 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.4 billion and Debt Service was Ps.243.7 million.

Accounts Receivables

Avianca Group exited Chapter 11 in December 2021, Aeromexico on March 18, 2022 and LatAm Airlines on November 3, 2022. Aeromexico, Avianca Group Holdings and LatAm Airlines Group are operating under the normal course of business. ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the ordinary course of business. Accounts receivables increased 35.3% YoY in 4Q22, reflecting higher business activity as passenger traffic increased across ASUR’ s airport network.

Accounts receivables in Puerto Rico increased primarily due to the recognition of other revenues of Ps. 300.4 million, derived from a judgment ruled in favor of Aerostar in connection with its right to charge a fee for each gallon of aviation fuel that was dispatched at the airport during 2013 to 2021, in accordance with IFRS IAS 37 and USGAAP ASC-450-30-25-1.

Table 11: Accounts Receivable as of December 31, 2022

Figures in Thousands of Mexican Pesos

Region	4Q21	4Q22	% Chg
Mexico	1,716,023	1,990,785	16.0
Puerto Rico	88,608	451,353	409.4
Colombia	73,607	99,785	35.6
Total	1,878,238	2,541,923	35.3

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.1,474.9 million in 4Q22. Of this amount, (i) Ps.1,253.2 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, (ii) Ps.212.0 million were invested by Aerostar in Puerto Rico and (iii) Ps.9.6 million were invested by Airplan in Colombia. This compares to Ps.2,274.0 million invested in 4Q21, of which Ps.2,175.5 million were invested in Mexico, Ps.97.7 million in Puerto Rico and Ps.0.8 million in Colombia.

During 2022, ASUR invested a total of Ps.2,775.8 million, of which Ps.2,322.4 million were allocated to the Mexican airports, Ps.440.6 million to Puerto Rico and Ps.12.7 million to Colombia. This compares to accumulated investments in 2021 of Ps.3,692.5 million, of which Ps.3,457.6 million were invested in the Mexican airports, Ps.230.3 million in Puerto Rico and Ps.4.5 million in Colombia.

ASUR 4Q22 Page 8 of 26

Review of Mexico Operations

Tabla 12: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Total Passengers (in thousands)	8,847	10,606	19.9	29,277	39,731	35.7

Total Revenues	5,259,753	5,503,745	4.6	13,500,199	18,511,590	37.1
Aeronautical Services	1,945,275	2,693,556	38.5	6,206,649	9,945,180	60.2
Non-Aeronautical Services	1,381,581	1,627,079	17.8	4,384,946	6,297,790	43.6
Construction Revenues	1,932,897	1,183,110	(38.8)	2,908,604	2,268,620	(22.0)
Total Revenues Excluding Construction Revenues	3,326,856	4,320,635	29.9	10,591,595	16,242,970	53.4

Total Commercial Revenues	1,244,814	1,449,379	16.4	3,923,095	5,615,174	43.1
Commercial Revenues from Direct Operations	212,021	273,526	29.0	692,632	1,090,683	57.5
Commercial Revenues Excluding Direct Operations	1,032,793	1,175,853	13.9	3,230,463	4,524,491	40.1

Total Commercial Revenues per Passenger	140.7	136.7	(2.9)	134.0	141.3	5.5
Commercial Revenues from Direct Operations per Passenger [1]	24.0	25.8	7.6	23.7	27.5	16.0
Commercial Revenues Excluding Direct Operations per Passenger	116.7	110.9	(5.0)	110.3	113.9	3.2

For purposes of this table, approximately 42.1 and 53.8 thousand transit and general aviation passengers are included in 4Q21 and 4Q22 respectively, while 138.6 and 207.4 thousand transit and general aviation passengers are included in 2021 and 2022.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 4.6% YoY to Ps.5,503.7 million and 76.1% when compared to 4Q19.

Excluding construction, revenues increased 29.9% YoY, mainly reflecting increases of 38.5% in revenues from aeronautical services and 17.8% in revenues from non-aeronautical services, resulting principally from the 19.8% increase in passenger traffic. Compared to 4Q19, revenues excluding construction increased 66.7%, reflecting increases of 59.2% in revenues from non-aeronautical services and 71.6% from aeronautical services.

Commercial Revenues increased 16.4% YoY, principally reflecting the 18.6% increase in passenger traffic as shown in Table 12. Commercial Revenues per Passenger for 4Q22 was Ps.136.7 compared to Ps. 140.7 in 4Q21 and Ps.109.8 in 4Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 11 new commercial spaces, 9 of which were opened at Cancun, and one each at Cozumel and Tapachula airports. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since December 31,2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	4Q22	2022
Other Revenues	23.8%	48.0%	Cancun	9
Food and Beverage	23.4%	51.1%	Retail	4
Retail	23.1%	49.3%	Car Rental	2
Car Parking	18.9%	33.8%	Banks and Foreign Exchange	1
Ground Transportation	12.6%	35.9%	Other Revenues	2
Duty Free	9.4%	48.6%	8 Others airports	2
Advertising	9.1%	14.0%	Banks and Foreign Exchange	1
Car Rental	8.7%	20.3%	Other Revenues	1
Teleservices	2.3%	(11.8%)	Total Mexico	11
Banks and Foreign Exchange	(31.2%)	(11.4%)
Total Commercial Revenues	16.4%	43.1%
			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q22 Page 9 of 26

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Cost of Services	501,801	654,100	30.4	1,951,959	2,344,865	20.1
Administrative	56,895	70,891	24.6	263,156	287,061	9.1
Technical Assistance	127,175	169,697	33.4	391,698	643,891	64.4
Concession Fees	149,527	197,004	31.8	476,536	733,168	53.9
Depreciation and Amortization	200,426	244,879	22.2	808,031	919,114	13.7
Operating Costs and Expenses Excluding Construction Costs	1,035,824	1,336,571	29.0	3,891,380	4,928,099	26.6
Construction Costs	1,932,897	1,183,110	(38.8)	2,908,604	2,268,620	(22.0)
Total Operating Costs & Expenses	2,968,721	2,519,681	(15.1)	6,799,984	7,196,719	5.8

Total Mexico Operating Costs and Expenses declined 15.1% YoY, or Ps.449.0 million. Excluding construction costs, operating costs and expenses increased 29.0% or Ps.300.7 million, mainly reflecting higher personnel expenses, technical assistance, energy, concession fees, security and maintenance costs, as well as an increase in taxes and professional fees. Higher cost of sales at stores operated by ASUR also contributed to the increase in costs.

Cost of Services increased 30.4% YoY, mainly reflecting higher security, maintenance, energy and taxes, together with higher cost of sales at stores operated directly by ASUR along with higher personnel expenses.

Administrative Expenses increased 24.6% YoY.

The Technical Assistance fee paid to ITA increased 33.4% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 31.8%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 22.2% YoY, reflecting the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Interest Income	60,496	124,786	106.3	189,402	323,050	70.6
Interest Expense	(88,495)	(130,527)	47.5	(290,166)	(456,852)	57.4
Foreign Exchange Gain (Loss), Net	885	(172,362)	n/a	108,398	(208,640)	n/a
Total	(27,114)	(178,103)	556.9	7,634	(342,442)	n/a

ASUR’s Mexico operations reported a Ps.178.1 million Comprehensive Financing Loss in 4Q22, compared to a Ps.27.1 million loss in 4Q21. This was mainly due to a foreign exchange loss of Ps.172.4 million in 4Q22 resulting from the 2.0% average quarterly appreciation of the Mexican peso (3.1% appreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.0.9 million foreign exchange gain in 4Q21, resulting from the 0.9% average depreciation of the Mexican peso during that period (0.5% appreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position.

Interest expenses increased 47.5% YoY, or Ps.42.0 million, due to a higher debt balance as a result of the Ps.690 million in lines of credit drawn down in October 2021 for the Cancun Airport. Interest income increased 106.3% YoY or Ps.64.3 million, resulting from a higher cash balance. This mainly reflects Ps.408.9 million in dividends and Ps.1,970.1 million in reimbursement of investments, both received from Aerostar in Puerto Rico.

ASUR 4Q22 Page 10 of 26

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2021
Total Revenue	5,259,753	5,503,745	4.6	13,500,199	18,511,590	37.1
Total Revenues Excluding Construction Revenues	3,326,856	4,320,635	29.9	10,591,595	16,242,970	53.4
Operating Profit	2,291,032	2,984,064	30.2	6,700,215	11,314,871	68.9
Operating Margin	43.6%	54.2%	1066 bps	49.6%	61.1%	1149 bps
Adjusted Operating Margin [1]	68.9%	69.1%	20 bps	63.3%	69.7%	640 bps
Net Profit [2]	1,736,888	2,085,458	20.1	5,087,072	8,180,322	60.8
EBITDA	2,492,227	3,229,004	29.6	7,515,880	12,234,892	62.8
EBITDA Margin	47.4%	58.7%	1129 bps	55.7%	66.1%	1042 bps
Adjusted EBITDA Margin [3]	74.9%	74.7%	(18 bps)	71.0%	75.3%	436 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result excludes revenues from the participation of Aerostar Ps.304.5 million and 113.4 million in 4Q22 and 4Q21, respectively, for Airplan Ps.209.6 million and Ps.195.3 million in 4Q22 and 4Q21, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.2,984.1 million in 4Q22 and an Operating Margin of 54.2%. This compares to an Operating Gain of Ps.2,291.0 million and an Operating Margin of 43.6% in 4Q21, and 52.6% in 4Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 69.1% in 4Q22, compared to 68.9% in 4Q21 and 63.4% in 4Q19.

EBITDA increased 29.6% or Ps.736.8 million to Ps.3,229.0 million in 4Q22, from Ps.2,492.2 million in 4Q21 and Ps.1,822.1 million in 4Q19. EBITDA margin in 4Q22 was 58.7% compared to 47.4% in 4Q21 and 58.3% in 4Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 74.7% in 4Q22, compared to 74.9% in 4Q21, and 70.3% in 4Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of December 31, 2022, totaled Ps.10,358.5 million, with an average tariff per workload unit of Ps.247.1 (December 2021 pesos), accounting for approximately 63.8% of total income in Mexico (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 4Q22 ASUR invested Ps.1,253.2 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.2,175.5 million in 4Q21. On an accumulated basis, ASUR invested Ps.2,322.4 million in 2022 compared to Ps.3,457.6 million in 2021.

Capital investments made during 2022 included advances in the expansion of the terminal building, commercial platform and roadways at Merida Airport, as well as the continuation of expansion works at Terminal 3 and Terminal 4, as well as runway and platform expansion, and roadways at the Cancun Airport, and the terminal expansion at Tapachula Airport.

ASUR 4Q22 Page 11 of 26

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and twelve-month periods ended December 31, 2021 and 2022.

As of December 31, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,356.3 million, (ii) goodwill of Ps.930.2 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.535.6 million, and (iv) a minority interest of Ps.5,146.8 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2021	2022		2021	2022	2022
Total Passengers (in thousands)	2,509	2,596	3.5	9,684	10,311	6.5

Total Revenues	976,903	1,094,690	12.1	3,652,835	4,110,029	12.5
Aeronautical Services	527,498	511,951	(2.9)	2,027,188	2,100,276	3.6
Non-Aeronautical Services	358,552	382,717	6.7	1,394,346	1,598,601	14.6
Construction Revenues	90,853	200,022	120.2	231,301	411,152	77.8
Total Revenues Excluding Construction Revenues	886,050	894,668	1.0	3,421,534	3,698,877	8.1

Total Commercial Revenues	356,332	380,301	6.7	1,384,946	1,587,715	14.6
Commercial Revenues from Direct Operations	78,044	73,838	(5.4)	316,942	337,190	6.4
Commercial Revenues Excluding Direct Operations	278,288	306,463	10.1	1,068,004	1,250,525	17.1

Total Commercial Revenues per Passenger	142.0	146.5	3.1	143.0	154.0	7.7
Commercial Revenues from Direct Operations per Passenger [1]	31.1	28.4	(8.6)	32.7	32.7	(0.1)
Commercial Revenues Excluding Direct Operations per Passenger	110.9	118.1	6.4	110.3	121.3	10.0
Figures in Mexican pesos at the average foreign exchange rate of Ps.19.6863 = USD.1.00
[1] Represents ASUR convenience store operations directly operated by ASUR

Puerto Rico Revenues

Total Puerto Rico Revenues increased 12.1% YoY to Ps.1,094.7 million in 4Q22.

Excluding construction services, revenues increased by 1.0%, mainly due to the following YoY variations:

•	A 6.7% increase in revenues from non-aeronautical services; and

•	A 2.9% decline in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.146.5 in 4Q22, compared to Ps.142.0 in 4Q21 and Ps.105.2 in 4Q19.

Eight commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 4Q22 Page 12 of 26

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since December 31, 2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q22	2022
Food and beverage	34.3%	41.8%	Retail	1
Duty Free	27.3%	6.0%	Food and beverage	4
Other revenues	18.2%	25.8%	Others revenues	3
Car parking	11.8%	27.6%	Total Commercial space	8
Car rentals	3.8%	12.3%
Banks and foreign exchange	2.7%	13.4%
Advertising	(2.8%)	(11.3%)
Ground Transportation	(3.6%)	20.7%
Retail	(5.3%)	6.1%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	6.7%	14.6%

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2021	2022		2021	2022	2022
Cost of Services	387,445	365,551	(5.7)	991,929	985,094	(0.7)
Concession Fees	41,587	50,602	21.7	162,888	185,945	14.2
Depreciation and Amortization	186,104	173,189	(6.9)	740,075	724,294	(2.1)
Operating Costs and Expenses Excluding Construction Costs	615,136	589,342	(4.2)	1,894,892	1,895,333	0.0
Construction Costs	90,853	200,022	120.2	231,301	411,152	77.8
Total Operating Costs & Expenses	705,989	789,364	11.8	2,126,193	2,306,485	8.5
Figures in Mexican pesos at the average foreign exchange rate of Ps.19.6863 = USD.1.00

Total Operating Costs and Expenses in Puerto Rico increased 11.8% YoY to Ps.789.4 million in 4Q22. Construction costs in the quarter increased by 120.2% to Ps.200.0 million from Ps.90.8 million in 4Q21.

Excluding construction costs, operating costs and expenses declined 4.2% YoY or Ps.25.8 million to Ps.589.3 million, principally due to a decrease in the maintenance reserve and savings in water consumption. This was partially offset by higher energy, cleaning, personnel, professional fees, and provisions for uncollectible accounts.

Cost of Services declined 5.7% YoY or Ps.21.9 million, principally reflecting a lower maintenance provision and savings in water consumption. This was partially offset by higher energy, cleaning, personnel, professional fees, and provisions for uncollectible accounts.

Concession Fees paid to the Puerto Rican government increased 21.7% YoY, or Ps.9.0 million in 4Q22, reflecting higher passenger traffic in line with the concession agreement.

Depreciation and Amortization declined 6.9% YoY, or Ps.12.9 million, principally reflecting the FX translation impact as the quarter-end and average Mexican peso exchange rate fluctuated to Ps.19.4715 and Ps.19.6863 per U.S. dollar in 4Q22, from Ps.20.4672 and Ps.20.7483 per U.S. dollar in 4Q21.

Other Operating Income reflects the recognition of non-recurring other revenues of Ps.300.4 million derived from a judgment ruled in favor of Aerostar by the Court of First Instance, Superior Court of San Juan, Puerto Rico in connection with the right to charge a fee for each gallon of aviation fuel that was dispatched at the airport during 2013 to 2021, in accordance with IFRS IAS 37 and USGAAP ASC-450-30-25-1.

ASUR 4Q22 Page 13 of 26

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2021	2022		2021	2022	2022
Interest Income	1,200	30,981	2,481.8	2,619	64,018	2,344.4
Interest Expense	(114,440)	(152,933)	33.6	(455,945)	(523,488)	14.8
Total	(113,240)	(121,952)	7.7	(453,326)	(459,470)	1.4
Figures in Mexican pesos at the average foreign exchange rate of Ps.19.6863 = USD.1.00

During 4Q22, Puerto Rico reported an Ps.121.9 million Comprehensive Financing Loss, compared to a Ps.113.2 million loss in 4Q21, principally due to interest accrued from the US$200.0 million bond issuance in July 2022.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million. Funds have not yet been withdrawn.

In May 2022, Aerostar renegotiated the terms of its $50.0 million principal amount of 6.75% senior secured notes extending the maturity to March 22, 2035.

In July 2022 Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

All long-term debt is collateralized by Aerostar’s assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Total Revenue	976,903	1,094,690	12.1	3,652,835	4,110,029	12.5
Total Revenues Excluding Construction Revenues	886,050	894,668	1.0	3,421,534	3,698,877	8.1
Other Revenues		300,384	n/a		346,232	n/a
Operating Profit	270,914	605,710	123.6	1,526,642	2,149,776	40.8
Operating Margin	27.7%	55.3%	2760 bps	41.8%	52.3%	1051 bps
Adjusted Operating Margin[1]	30.6%	67.7%	3713 bps	44.6%	58.1%	1350 bps
Net Income	147,649	471,329	219.2	1,034,451	1,648,443	59.4
EBITDA	457,018	778,898	70.4	1,914,386	2,326,793	21.5
EBITDA Margin	46.8%	71.2%	2437 bps	52.4%	56.6%	420 bps
Adjusted EBITDA Margin[2]	51.6%	87.1%	3548 bps	56.0%	62.9%	695 bps
Figures in Mexican pesos at the average foreign exchange rate of Ps.19.6863 = USD.1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico increased 123.6% to Ps.605.7 million resulting in an Operating Margin of 55.3%, from an operating profit of Ps.270.9 million and an Operating Margin of 27.7% in 4Q21. This also compares with an Operating Profit of Ps.237.9 million and an Operating Margin of 27.6% reported in 4Q19. Operating profit in 4Q22 benefited from other income amounting to Ps.300.4 million derived from a judgement ruled in favor in connection with Aerostar´s right to charge a fee for each gallon of aviation fuel that was dispatched at the airport during 2013 to 2021. Excluding this non-recurring benefit, operating profit would have increased 12.7% YoY to Ps.305.3 million, reaching an operating profit margin of 27.9%.

ASUR 4Q22 Page 14 of 26

EBITDA increased 70.4% to Ps.778.9 million in 4Q22 from Ps.457.0 million in 4Q21 and improved from Ps.399.8 million reported in 4Q19. EBITDA Margin, in turn, increased to 71.2% in 4Q22 from 46.8% in 4Q21, and from 46.8% in 4Q19.

Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 87.1% in 4Q22, from 51.6% in 4Q21, and 53.6% reported in 4Q19.

Excluding the aforementioned one-time benefit in other income, EBITDA would have increased 4.7% YoY to Ps.478.5 million in 4Q22, reflecting an EBITDA margin of 43.7% and an Adjusted EBITDA Margin of 53.5%.

Puerto Rico Capital Expenditures

During 4Q22, Aerostar invested Ps.212.0 million in capital expenditures, compared to investments of Ps.97.7 million in 4Q21. On an accumulated basis, Aerostar invested Ps.440.6 million in 2022 compared to Ps.230.3 million during 2021. Capex in 2022 included mainly investments in the renovation of Terminal Building D and the construction of immigration offices at the Puerto Rico airport.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-and twelve-month periods ended December 31, 2021 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2022: (i) the recognition of a net intangible asset of Ps.995.6 million, (ii) goodwill of Ps.1,527.5 million, (iii) deferred taxes of Ps.263.7 million, and (iv) a Ps.242.2 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Total Passenger	3,701	4,655	25.8	10,822	17,120	58.2

Total Revenues	552,908	675,129	22.1	1,631,627	2,692,263	65.0
Aeronautical Services	407,736	502,978	23.4	1,174,762	2,027,061	72.6
Non-Aeronautical Services	143,162	162,579	13.6	450,604	652,280	44.8
Construction Revenues [1]	2,010	9,572	376.2	6,261	12,922	106.4
Total Revenues Excluding Construction Revenues	550,898	665,557	20.8	1,625,366	2,679,341	64.8
Total Commercial Revenues	142,907	162,534	13.7	448,540	651,800	45.3
Total Commercial Revenues per Passenger	38.6	34.9	(9.6)	41.4	38.1	(8.0)
Figures in pesos at an average exchange rate of COP.244.4385 = Ps.1.00

For the purposes of this table, approximately 91.2 and 196.8 thousand transit and general aviation passengers are included in 4Q21 and 4Q22, while 291.8 and 614.3 thousand transit and general aviation passengers are included in 2021 and 2022.

Colombia Revenues

Total Revenues in Colombia increased 22.1% YoY to Ps.675.1 million and 20.9% compared to 4Q19. Excluding construction services, revenues increased 20.8% YoY, primarily due to increases of 23.4% in aeronautical services and 13.6% in non-aeronautical services.

ASUR 4Q22 Page 15 of 26

Commercial Revenues per Passenger was Ps.34.9 compared to Ps.38.6 in 4Q21 and Ps.41.0 in 4Q19.

As shown in Table 26, 38 new commercial spaces were opened in Colombia in the last twelve months. Further detail of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

ASUR 4Q22 Page 16 of 26

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q22	2022
Ground Transportation	307.7%	464.9%	Banks and foreign exchange	4
Car rental	65.7%	216.6%	Food and beverage	9
Banks and foreign exchange	57.8%	66.5%	Other	25
Duty free	30.0%	87.9%	Total Commercial Spaces	38
Retail	29.0%	82.6%
Food and beverage	25.8%	65.7%
Advertising	12.0%	60.0%
Others revenues	1.8%	23.7%
Car parking	0.9%	56.3%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	(24.5%)	(9.0%)
Total Commercial Revenues	13.7%	45.3%

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Cost of Services	109,895	122,554	11.5	437,832	525,057	19.9
Technical Assistance				2,843		n/a
Concession Fees	104,867	123,818	18.1	308,638	504,953	63.6
Depreciation and Amortization	108,636	114,179	5.1	445,236	415,829	(6.6)
Operating Costs and Expenses Excluding Construction Costs	323,398	360,551	11.5	1,194,549	1,445,839	21.0
Construction Costs	2,010	9,572	376.2	6,261	12,922	106.4
Total Operating Costs & Expenses	325,408	370,123	13.7	1,200,810	1,458,761	21.5
Figures in pesos at an average exchange rate of COP.244.4385 = Ps.1.00

Total Operating Costs and Expenses in Colombia increased 13.7% YoY to Ps.370.1 million. Excluding construction costs, operating costs and expenses increased 11.5% YoY to Ps.360.5 million.

Cost of Services increased 11.5% YoY, or Ps.12.6 million. This was mainly due to increased business activity in Colombia, higher maintenance costs, as well as increases in taxes and security costs.

Construction Costs increased 376.2% YoY, or Ps.7.6 million due to a higher amount of complementary works to concessioned assets compared 4Q21.

Concession Fees, which include fees paid to the Colombian government, increased 18.1% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 5.1%, principally reflecting higher capital expenditures in the concessioned assets in 2022.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve -Months		% Chg 2022
	2021	2022		2021	2022
Interest Income	5,130	31,351	511.1	11,207	63,193	463.9
Interest Expense	(21,042)	(27,745)	31.9	(97,357)	124,822	n/a
Foreign Exchange Gain (Loss), Net	236	1,528	547.5	203	481	136.9
Total	(15,676)	5,134	n/a	(85,947)	188,496	n/a
Figures in pesos at an average exchange rate of COP.244.4385 = Ps.1.00

During 4Q22, Airplan reported a Ps.5.1 million Comprehensive Financing Gain, compared to a Ps.15.7 million loss in 4Q21. This resulted mainly from the impact of increased interest rates on financial investments.

ASUR 4Q22 Page 17 of 26

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg 2022
	2021	2022		2021	2022
Total Revenue	552,908	675,129	22.1	1,631,627	2,692,263	65.0
Total Revenues Excluding Construction Revenues	550,898	665,557	20.8	1,625,366	2,679,341	64.8
Operating Profit	227,500	305,006	34.1	430,817	1,233,502	186.3
Operating Margin	41.1%	45.2%	403 bps	26.4%	45.8%	1941 bps
Adjusted Operating Margin[1]	41.3%	45.8%	453 bps	26.5%	46.0%	1953 bps
Net Profit	187,646	192,964	2.8	276,005	817,159	196.1
EBITDA	336,137	419,187	24.7	876,053	1,649,333	88.3
EBITDA Margin	60.8%	62.1%	130 bps	53.7%	61.3%	757 bps
Adjusted EBITDA Margin[2]	61.0%	63.0%	197 bps	53.9%	61.6%	766 bps
Figures in pesos at an average exchange rate of COP.244.4385 = Ps.1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Profit of Ps.305.0 million in 4Q22, compared to Ps.227.5 million in 4Q21. Operating Margin was 45.2% in 4Q22, compared to 41.1% in 4Q21 and 19.6% in 4Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets increased to 45.8% in 4Q22, from 41.3% in 4Q21 and 22.4% in 4Q19.

EBITDA in 3Q22 was Ps.419.2 million resulting in an EBITDA Margin of 62.1%. This compares to an EBITDA of Ps.336.1 million in 4Q21 and of Ps.214.4 million in 4Q19. EBITDA Margin was 60.8% in 4Q21 and 38.4% in 3Q19.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets was 63.0% in 4Q22 compared to 61.0% in 4Q21, mainly due to the 22.1% increase in revenues. Adjusted EBITDA Margin for 4Q22 also exceeded the 43.9% reported in 4Q19 mainly reflecting the 19.2% increase in revenues during the period.

Colombia Capital Expenditures

During 4Q22 Airplan made capital investments of Ps.9.6 million compared to Ps.0.8 million in 4Q21. On an accumulated basis, Airplan invested Ps.12.7 million during 2022 compared to Ps.4.5 million in 2021, principally in fixed assets including including furniture and equipment (computer equipment, among others).

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.Ps.502.9 million in 4Q22.

ASUR 4Q22 Page 18 of 26

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 4Q22 Page 19 of 26

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q22 Page 20 of 26

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		4,380,602	5,331,517	21.7	15,057,198	18,700,737	24.2
CUN	Cancun	2,538,943	3,029,172	19.3	9,081,354	10,705,897	17.9
CZM	Cozumel	52,964	42,068	(20.6)	174,348	173,506	(0.5)
HUX	Huatulco	210,458	226,877	7.8	655,550	878,959	34.1
MID	Merida	615,344	866,291	40.8	1,889,785	2,811,644	48.8
MTT	Minatitlan	24,301	26,526	9.2	92,721	100,754	8.7
OAX	Oaxaca	241,784	337,905	39.8	786,809	1,111,877	41.3
TAP	Tapachula	120,474	135,333	12.3	409,730	489,547	19.5
VER	Veracruz	302,439	339,257	12.2	1,024,610	1,241,734	21.2
VSA	Villahermosa	273,895	328,088	19.8	942,291	1,186,819	26.0
International Traffic		4,424,676	5,220,525	18.0	14,081,243	20,823,221	47.9
CUN	Cancun	4,174,845	4,915,225	17.7	13,237,113	19,637,064	48.3
CZM	Cozumel	98,169	119,197	21.4	357,327	489,764	37.1
HUX	Huatulco	17,627	26,977	53.0	36,600	92,076	151.6
MID	Mérida	52,786	75,215	42.5	189,718	267,974	41.2
MTT	Minatitlan	1,342	1,723	28.4	5,823	11,264	93.4
OAX	Oaxaca	44,266	50,953	15.1	127,128	192,157	51.2
TAP	Tapachula	4,401	2,923	(33.6)	14,519	13,707	(5.6)
VER	Veracruz	19,672	21,527	9.4	78,850	91,844	16.5
VSA	Villahermosa	11,568	6,785	(41.3)	34,165	27,371	(19.9)
Total Traffic Mexico		8,805,278	10,552,042	19.8	29,138,441	39,523,958	35.6
CUN	Cancun	6,713,788	7,944,397	18.3	22,318,467	30,342,961	36.0
CZM	Cozumel	151,133	161,265	6.7	531,675	663,270	24.8
HUX	Huatulco	228,085	253,854	11.3	692,150	971,035	40.3
MID	Merida	668,130	941,506	40.9	2,079,503	3,079,618	48.1
MTT	Minatitlan	25,643	28,249	10.2	98,544	112,018	13.7
OAX	Oaxaca	286,050	388,858	35.9	913,937	1,304,034	42.7
TAP	Tapachula	124,875	138,256	10.7	424,249	503,254	18.6
VER	Veracruz	322,111	360,784	12.0	1,103,460	1,333,578	20.9
VSA	Villahermosa	285,463	334,873	17.3	976,456	1,214,190	24.3

US Passenger Traffic, San Juan Airport (LMM)
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2021	2022		2021	2022
SJU Total [1]		2,508,835	2,595,997	3.5	9,684,227	10,310,990	6.5
Domestic Traffic		2,326,949	2,362,686	1.5	9,138,875	9,404,031	2.9
International Traffic		181,886	233,311	28.3	545,352	906,959	66.3

Colombia, Passenger Traffic Airplan
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		3,072,462	3,661,752	19.2	8,984,220	13,718,590	52.7
MDE	Medellín (Rio Negro)	2,215,139	2,735,100	23.5	6,309,014	10,185,489	61.4
EOH	Medellín	315,780	336,360	6.5	1,008,756	1,264,382	25.3
MTR	Montería	365,612	412,728	12.9	1,098,362	1,569,389	42.9
APO	Carepa	70,919	63,466	(10.5)	224,100	379,948	69.5
UIB	Quibdó	91,895	107,704	17.2	302,911	263,093	(13.1)
CZU	Corozal	13,117	6,394	(51.3)	41,077	56,289	37.0
International Traffic		537,269	796,177	48.2	1,545,885	2,787,606	80.3
MDE	Medellín (Rio Negro)	537,269	796,177	48.2	1,545,885	2,787,606	80.3
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		3,609,731	4,457,929	23.5	10,530,105	16,506,196	56.8
MDE	Medellín (Rio Negro)	2,752,408	3,531,277	28.3	7,854,899	12,973,095	65.2
EOH	Medellín	315,780	336,360	6.5	1,008,756	1,264,382	25.3
MTR	Montería	365,612	412,728	12.9	1,098,362	1,569,389	42.9
APO	Carepa	70,919	63,466	(10.5)	224,100	379,948	69.5
UIB	Quibdó	91,895	107,704	17.2	302,911	263,093	(13.1)
CZU	Corozal	13,117	6,394	(51.3)	41,077	56,289	37.0

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 4Q22 Page 21 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces
(Pg. 1/1)
ASUR Retail and Other Commercial Space Opened since December 31, 2021[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Cancún Airport Services (minimarket)	Retail	July 2022
Mtrans MX FOX	Car Rental	August 2022
Comercial Ariete (Carflex)	Car Rental	August 2022
HSBC, SA. ATM	Banks and foreign exchange	September 2022
Wayan Natural Wear, S.A. de C.V.	Retail	December 2022
Ultra Boutique, S.A. de C.V.	Retail	December 2022
Comercializadora Lufra (FORZA MX)	Retail	December 2022
Hotelera Palace Resort	Other Revenues	December 2022
Global Lounge OP Mex, SA de CV	Other Revenues	December 2022
Cozumel
HSBC, SA. ATM	Banks and foreign exchange	July 2022
Tapachula
Global Lounge OP Mex, SA de CV	Other Revenues	June 2022

SAN JUAN, PUERTO RICO
Fresh @ the Gate (Management Group Investors, LLC)	Food and Beverage	January 2022
The Flight Park (G&G, LLC)	Food and Beverage	January 2022
Strong Med Vital Care (MRPV, LLC)	Other Revenues	February 2022
Power Packs 2 Go (PR Kiosk Solutions, LLC)	Other Revenues	February 2022
Corner Bistro (Management Group Investors, LLC)	Food and Beverage	March 2022
Beya (PS Imports, INC.)	Retail	March 2022
El Mesón Sandwiches (Management Group Investors, LLC)	Food and Beverage	June 2022
Clear Secure Inc	Other Revenues	November 2022
COLOMBIA
Rionegro
Apollo Freight Services Colombia SAS	Other Revenues	January 2022
Jetair Caribbean B.V. Sucursal	Other Revenues	January 2022
Magnum Logistics S.A.S.	Other Revenues	January 2022
Café de Santa Barbara S.A.S.	Food and Beverage	February 2022
Aires Aerovias Integracón Regional S.A	Other Revenues	March 2022
Globo Cambio Foreign Exchange S.A.S.	Banks and foreign exchange	March 2022
Toolbox Services MRO SAS	Other Revenues	March 2022
Aerosan S.A.S.	Other Revenues	April 2022
Menzies Aviation Colombia S.A.S	Other Revenues	April 2022
Banco Bilvao Viscalla Argentaria Colombia S.A	Banks and foreign exchange	April 2022
Viva Aerobus	Other Revenues	April 2022
Donuts de Antioquia S.A.S.	Food and Beverage	April 2022
Cambios Inter 1a SAS	Banks and Foreign Exchange	May 2022
Estrella Andina S.A.S.	Food and Beverage	June 2022
Estrella Andina S.A.S.	Food and Beverage	June 2022
Aerorepublica S.A.	Other Revenues	June 2022
Euro Servicios S.A.S.	Retail	August 2022
Autosnack S.A.S.	Retail	September 2022
Olaya Herrera
Grupo San German Express S.A.S	Other Revenues	January 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	January 2022
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	January 2022
Good-Fly Co S.A.S	Other Revenues	February 2022
Hagar 29 S.A.S.	Other Revenues	February 2022
Aeropaca S.A.S.	Other Revenues	March 2022
Moon Flight Services S.A.S	Other Revenues	April 2022
Pacifica de Aviación S.A.S.	Other Revenues	May 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	June 2022
PC Mejia S.A.	Other Revenues	June 2022
Aeropaca S.A.S.	Other Revenues	June 2022
Moon Flights S.A.S	Other Revenues	June 2022
Moon Flights S.A.S	Other Revenues	June 2022
1900 Café S.A.S	Banks and Foreign Exchange	August 2022
Moon Flight Services S.A.S	Other Revenues	August 2022
Aerotalleres del Oriente S.A.S.	Other Revenues	August 2022
Autosnack S.A.S.	Retail	September 2022
Autosnack S.A.S.	Retail	September 2022
Cnv Volar S.A.S.	Other Revenues	December 2022
Centro de Servicios
Instituto Colombiano de Crédito Educativo Icetex	Other Revenues	January 2022
Cristian David Mosquera Renteria	Retail	March 2022

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q22 Page 22 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	4Q 2021	4Q 2021 Per Workload Unit	4Q 2022	4Q 2022 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,455,109	213.2	1,981,499	245.9	36.2	15.3
Non-Aeronautical Revenues	1,274,007	186.7	1,493,445	185.3	17.2	(0.7)
Construction Services Revenues	792,600	116.1	600,121	74.5	(24.3)	(35.8)
Total Revenues	3,521,716	516.0	4,075,065	505.7	15.7	(2.0)
Operating Profit	1,722,551	252.4	2,211,760	274.4	28.4	8.7
EBITDA	1,857,064	272.1	2,371,595	294.3	27.7	8.2
Merida
Aeronautical Revenues	155,166	212.3	254,853	253.1	64.2	19.2
Non-Aeronautical Revenues	38,904	53.2	52,541	52.2	35.1	(1.9)
Construction Services Revenues	503,623	689.0	320,223	318.0	(36.4)	(53.8)
Other [2]	16	-	24	-	50.0	n/a
Total Revenues	697,709	954.5	627,641	623.3	(10.0)	(34.7)
Operating Profit	103,057	141.0	191,285	190.0	85.6	34.8
EBITDA	118,198	161.7	211,712	210.2	79.1	30.0
Villahermosa
Aeronautical Revenues	65,213	218.1	91,752	263.7	40.7	20.9
Non-Aeronautical Revenues	14,942	50.0	19,737	56.7	32.1	13.4
Construction Services Revenues	90,306	302.0	41,945	120.5	(53.6)	(60.1)
Other [2]	21	0.1	23	0.1	9.5	-
Total Revenues	170,482	570.2	153,457	441.0	(10.0)	(22.7)
Operating Profit	25,843	86.4	55,851	160.5	116.1	85.8
EBITDA	35,231	117.8	66,194	190.2	87.9	61.5
Other Airports [3]
Aeronautical Revenues	269,787	232.2	365,452	270.1	35.5	16.3
Non-Aeronautical Revenues	53,728	46.2	61,356	45.3	14.2	(1.9)
Construction Services Revenues	546,368	470.2	220,821	163.2	(59.6)	(65.3)
Other [2]	66	0.1	75	0.1	13.6	-
Total Revenues	869,949	748.7	647,704	478.7	(25.5)	(36.1)
Operating Profit	141,198	121.5	211,784	156.5	50.0	28.8
EBITDA	185,681	159.8	266,110	196.7	43.3	23.1
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	331,583	n/a	325,818	n/a	(1.7)	n/a
Total Revenues	331,583	n/a	325,818	n/a	(1.7)	n/a
Operating Profit	298,383	n/a	313,383	n/a	5.0	n/a
EBITDA	296,053	n/a	313,393	n/a	5.9	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(331,685)	n/a	(325,940)	n/a	(1.7)	n/a
Total Mexico
Aeronautical Revenues	1,945,275	215.7	2,693,556	250.2	38.5	16.0
Non-Aeronautical Revenues	1,381,581	153.2	1,627,079	151.1	17.8	(1.4)
Construction Services Revenues	1,932,897	214.4	1,183,110	109.9	(38.8)	(48.7)
Total Revenues	5,259,753	583.3	5,503,745	511.2	4.6	(12.4)
Operating Profit	2,291,032	254.1	2,984,064	277.1	30.2	9.1
EBITDA	2,492,227	276.4	3,229,004	299.9	29.6	8.5
San Juan Puerto Rico, US [5]
Aeronautical Revenues	527,498	n/a	511,951	n/a	(2.9)	n/a
Non-Aeronautical Revenues	358,552	n/a	382,717	n/a	6.7	n/a
Construction Services Revenues	90,853	n/a	200,022	n/a	120.2	n/a
Total Revenues	976,903	n/a	1,094,690	n/a	12.1	n/a
Operating Profit	270,914	n/a	605,710	n/a	123.6	n/a
EBITDA	457,018	n/a	778,898	n/a	70.4	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	407,736	n/a	502,978	n/a	23.4	n/a
Non-Aeronautical Revenues	143,162	n/a	162,579	n/a	13.6	n/a
Construction Services Revenues	2,010	n/a	9,572	n/a	376.2	n/a
Total Revenues	552,908	n/a	675,129	n/a	22.1	n/a
Operating Profit	227,500	n/a	305,006	n/a	34.1	n/a
EBITDA	336,137	n/a	419,187	n/a	24.7	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,880,509	n/a	3,708,485	n/a	28.7	n/a
Non-Aeronautical Revenues	1,883,295	n/a	2,172,375	n/a	15.3	n/a
Construction Services Revenues	2,025,760	n/a	1,392,704	n/a	(31.3)	n/a
Total Revenues	6,789,564	n/a	7,273,564	n/a	7.1	n/a
Operating Profit	2,789,446	n/a	3,894,780	n/a	39.6	n/a
EBITDA	3,285,382	n/a	4,427,089	n/a	34.8	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 4Q22.
[6] Reflects the results of operation of Airplan, Colombia, for 4Q22.

ASUR 4Q22 Page 23 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to December 31, 2022 and 2021
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2021	2022	Chg	2021	2022	Chg
Revenues
Aeronautical Services	9,408,599	14,072,517	49.6	2,880,509	3,708,485	28.7
Non-Aeronautical Services	6,229,896	8,548,671	37.2	1,883,295	2,172,375	15.3
Construction Services	3,146,166	2,692,694	(14.4)	2,025,760	1,392,704	(31.3)
Total Revenues	18,784,661	25,313,882	34.8	6,789,564	7,273,564	7.1

Operating Expenses
Cost of Services	3,381,720	3,855,016	14.0	999,141	1,142,205	14.3
Cost of Construction	3,146,166	2,692,694	(14.4)	2,025,760	1,392,704	(31.3)
General and Administrative Expenses	263,156	287,061	9.1	56,895	70,891	24.6
Technical Assistance	394,541	643,891	63.2	127,175	169,697	33.4
Concession Fee	948,062	1,424,066	50.2	295,981	371,424	25.5
Depreciation and Amortization	1,993,342	2,059,237	3.3	495,166	532,247	7.5
Total Operating Expenses	10,126,987	10,961,965	8.2	4,000,118	3,679,168	(8.0)

Other Revenues		346,232	n/a		300,384	n/a

Operating Income	8,657,674	14,698,149	69.8	2,789,446	3,894,780	39.6

Comprehensive Financing Cost	(531,639)	(613,416)	15.4	(156,030)	(294,921)	89.0

Income Before Income Taxes	8,126,035	14,084,733	73.3	2,633,416	3,599,859	36.7

Provision for Income Tax	1,824,779	3,342,327	83.2	628,530	898,280	42.9
Deferred Income Taxes	(96,272)	96,482	(200.2)	(67,297)	(48,172)	(28.4)

Net Income for the Year	6,397,528	10,645,924	66.4	2,072,183	2,749,751	32.7

Majority Net Income	5,983,747	9,986,548	66.9	2,013,123	2,561,220	27.2
Non-controlling interests	413,781	659,376	59.4	59,060	188,531	219.2

Earning per Share	19.9458	33.2885	66.9	6.7104	8.5374	27.2
Earning per American Depositary Share (in U.S. Dollars)	10.2436	17.0960	66.9	3.4463	4.3846	27.2
Exchange Rate per Dollar Ps. 19.4715

ASUR 4Q22 Page 24 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of December 31, 2022 and 2021
Thousands of mexican pesos

Item	December 2022	December 2021	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	13,174,991	8,770,062	4,404,929	50.2
Cash and Cash Equivalents Restricted	1,420,728	123,081	1,297,647	1,054.3
Accounts Receivable, net	2,541,923	1,878,238	663,685	35.3
Document Receivable	148,618	105,000	43,618	41.5
Recoverable Taxes and Other Current Assets	793,910	785,719	8,191	1.0
Total Current Assets	18,080,170	11,662,100	6,418,070	55.0

Non Current Assets
Machinery, Furniture and Equipment, net	171,004	184,590	(13,586)	(7.4)
Intangible Assets, Airport Concessions and Goodwill-Net	52,658,081	53,973,349	(1,315,268)	(2.4)
investment in Joint Venture	10,266	10,689	(423)	(4.0)
Total Assets	70,919,521	65,830,728	5,088,793	7.7

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	307,068	290,689	16,379	5.6
Bank Loans and Short Term Debt	1,869,996	578,144	1,291,852	223.4
Accrued Expenses and Others Payables	3,386,909	2,917,565	469,344	16.1
Total Current Liabilities	5,563,973	3,786,398	1,777,575	46.9

Long Term Liabilities
Bank Loans	3,442,804	6,603,006	(3,160,202)	(47.9)
Long Term Debt	9,891,961	6,598,397	3,293,564	49.9
Deferred Income Taxes	2,972,522	3,044,632	(72,110)	(2.4)
Employee Benefits	32,654	28,239	4,415	15.6
Total Long Term Liabilities	16,339,941	16,274,274	65,667	0.4

Total Liabilities	21,903,914	20,060,672	1,843,242	9.2

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,285,392	1,989,535	295,857	14.9
Mayority Net Income for the Period	9,986,548	5,983,747	4,002,801	66.9
Cumulative Effect of Conversion of Foreign Currency	(717,910)	313,582	(1,031,492)	(329)
Retained Earnings	22,299,468	21,122,411	1,177,057	5.6
Non-Controlling interests	7,394,833	8,593,505	(1,198,672)	(13.9)
Total Stockholders' Equity	49,015,607	45,770,056	3,245,551	7.1

Total Liabilities and Stockholders' Equity	70,919,521	65,830,728	5,088,793	7.7
Exchange Rate per Dollar Ps. 20.0925

ASUR 4Q22 Page 25 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods of January 1, to December 31, 2022 and 2021
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2021	2022	Chg	2021	2022	Chg
Operating Activities
Income Before Income Taxes	8,126,035	14,084,733	73.3	2,633,416	3,599,859	36.7

Depreciation and Amortization	1,993,342	2,059,237	3.3	495,166	532,247	7.5
Loss on Disposal of Land	15,766		n/a	15,766		n/a
Interest Income	(202,146)	(450,261)	122.7	(66,826)	(187,118)	180.0
Interest Payables	842,386	855,519	1.6	223,978	311,206	38.9
Foreign Exchange Gain (loss), Net Unearned	(108,601)	167,901	n/a	(108,601)	167,901	n/a
Sub-Total	10,666,782	16,717,129	56.7	3,192,899	4,424,095	38.6
Trade Receivables	(760,499)	(946,892)	24.5	(427,321)	(943,517)	120.8
Recoverable Taxes and other Current Assets	(308,953)	(686,745)	122.3	(404,281)	(72,087)	(82.2)
Income Tax Paid	(869,409)	(2,277,190)	161.9	(204,032)	(517,558)	153.7
Trade Accounts Payable	1,619,104	652,376	(59.7)	723,732	272,209	(62.4)

Net Cash Flow Provided by Operating Activities	10,347,025	13,458,678	30.1	2,880,997	3,163,142	9.8

Investing Activities
Loans Granted to Third Parties	(105,000)	(35,100)	(66.6)
Proceeds for Cancellation of Land Acquisition Contract	286,283		n/a
Restricted Cash	(118,206)	(1,367,144)	1,056.6	(110,119)	83,752	n/a
Investments in Machinery, Furniture and Equipment, net	(3,692,485)	(2,775,773)	(24.8)	(2,274,001)	(1,474,864)	(35.1)
Interest Income	201,842	385,852	91.2	65,627	156,111	137.9

Net Cash Flow used by Investing Activities	(3,427,566)	(3,792,165)	10.6	(2,318,493)	(1,235,001)	(46.7)

Excess Cash to Use in Financing Activities	6,919,459	9,666,513	39.7	562,504	1,928,141	242.8

Bank Loans	4,650,000	4,069,700	(12.5)	2,020,000		n/a
Bank Loans Paid	(4,435,550)	(650,000)	(85.3)	(2,075,996)	(650,000)	(68.7)
Long Term Debt Paid	(220,961)	(1,070,644)	384.5	560,139		n/a
Interest Paid	(908,698)	(1,079,621)	18.8	(908,698)	(142,735)	(84.3)
Dividends Paid	(2,463,000)	(4,509,000)	83.1	(2,463,000)		n/a
Non-Controlling interests		(1,585,960)	n/a		(1,585,960)	n/a

Net Cash Flow used by Financing Activities	(3,378,209)	(4,825,525)	42.8	(2,867,555)	(2,378,695)	(17.0)

Net Increase in Cash and Cash Equivalents	3,541,250	4,840,988	36.7	(2,305,051)	(450,554)	(80.5)

Cash and Cash Equivalents at Beginning of Period	5,192,628	8,770,062	68.9	11,042,598	13,917,369	26.0

Exchange Gain on Cash and Cash Equivalents	36,184	(436,059)	n/a	32,515	(291,824)	n/a

Cash and Cash Equivalents at the End of Period	8,770,062	13,174,991	50.2	8,770,062	13,174,991	50.2

ASUR 4Q22 Page 26 of 26